
July 17, 2020

Paul Wogan
Chief Executive Officer
GasLog Ltd.
69 Akti Miaouli
18537 Piraeus, Greece

> **Re: GasLog Ltd.**
> **Registration Statement on Form F-3**
> **Filed July 10, 2020**
> **File No. 333-239797**

Dear Mr. Wogan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Attorney Advisor, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott Bennett